Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-39584

AEA-Bridges Financial Times Article for Filing 12.13.21

Financial Times

Harley-Davidson to spin off electric motorcycle division

By Nikou Asgari and Claire Bushey

13 December 2021

LiveWire’s listing makes it the latest EV company to go public via a Spac deal

Motorcycle maker Harley-Davidson is spinning off its electric bikes division and listing it on the stock market through a merger with a blank-cheque company, taking a similar route as other electric vehicle groups that have gone public.

Harley’s electric motorcycle unit, LiveWire, is set to merge with AEA Bridges Impact Corp, a special purpose acquisition company (Spac) run by executives of private equity firm AEA Investors and investment group Bridges Fund Management. The deal gives LiveWire an enterprise value of $1.8bn.

LiveWire’s listing makes it the latest electric vehicle company to go public via a Spac deal this year as investors have clamoured to fund companies promising to revolutionise the future of transport.

However, as interest in the Spac market has plunged from frenzied highs at the start of the year, so too have shares in electric vehicle companies, several of which have little to no revenues.

Jochen Zeitz, chief executive, told the Financial Times that Harley’s long record as a manufacturer set it apart from nascent electric vehicle companies.

“This is not the founder-led start-up that has no history,” Zeitz said. “This is a [more than 100] year old company with a solid management team that is spinning off a business that we believe in,” he added.

Several high-profile electric vehicle companies that have listed via Spacs have since faced scrutiny from regulators.

Last week, the US Securities and Exchange Commission subpoenaed electric car company Lucid Motors, requesting documents related to its projections and disclosures. Lordstown Motors is under investigation by federal prosecutors, while Nikola was found to have faked a prototype of its electric truck.

“When it comes to product testing or the infrastructure manufacturing supply chain, all of that is daily business for us and has been for over 100 years, and I think that is a big differentiator from those companies that haven’t done this before,” Zeitz said, referring to newer electric-vehicle makers.

The move to separate Harley’s electric vehicle business is a change in strategy for the motorcycle maker, which has kept the LiveWire brand in house for a decade. Harley had planned to invest $190m to $250m a year to develop and produce electric motorcycles.

The deal will be funded through $400m raised by the AEA Bridges Spac in September 2020, $100m investment from Harley and $100m in financing from Taiwanese motorcycle manufacturer Kymco, which will make a so-called private investment in public equity, or Pipe.

Harley will own 74 per cent of LiveWire, with 12 per cent held by the Spac shareholders and the rest by the Spac founders and Kymco.

Zeitz said that while the fresh capital from the offering is welcome, that was not the force driving the deal.

“We have a lot of capital, so capital is not the issue [for splitting off LiveWire],” he said.

Shares in the AEA Bridges Impact Spac rose 2.5 per cent on Monday. The combined company will trade on the New York Stock Exchange under the ticker ‘LVW’.